SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2011

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S.A.
Publicly-held Company
CNPJ MF 02.558.074/0001-73 - NIRE 35.3.0015879-2

NOTICE OF MATERIAL FACT

TENDER OFFER FOR ACQUISITION OF COMMON SHARES RESULTS
(OFFER- VIVO PARTICIPAÇÕES S.A.)

Vivo Participações S.A. (“Vivo Part.”), in compliance with the provisions of CVM Instruction 358/2002, informs below the results of the auction held on March 18th, 2011 (“Auction”) of the Tender Offer for Acquisition of outstanding Common Shares issued by Vivo Part., registered before CVM under n. CVM/SRE/OPA/ALI/2011/002, on February 11th, 2011, and respective Notice published on February 16, 2011, by SP Telecomunicações Participações Ltda. as Offeror.

Vivo participações s.a.
Negotiation code	amount of shares acquired by the offering party	% of the common share capital	Total amount (R$)
VIVO 3	10,634,722	7.75%	1,265,212,436.32*

* the amount informed corresponds to the payment of shares acquired in a lump sum and the 1st. and 2nd. Installments of the price of the offer to be paid in installments. Regarding the shares acquired and that the payment will be in installments, the amount of the 3rd installment shall be calculated as described in the Notice.
Accordingly, after the financial settlement of the Offer Auction carried out on March 23, 2011, the shareholding position in the voting and total capital stock of Vivo Part. became the following:

Vivo Participações S.A. (Excluding shares in treasury)
Company	Common shares amount	% ON	Preferred shares amount	% PN	Total amount	% total
Telefonica S.A.	52,731,031	38.41%	91,087,513	34.72%	143,818,544	35.99%
Portelcom Participações S.A.	52,116,302	37.97%	24,669,191	9.40%	76,785,493	19.22%
TBS Celular Participações Ltda	17,204,638	12.53%	291,449	0.11%	17,496,087	4.38%
SP Telecomunicações Ltda	10,634,722	7.75%	-x-	-x-	10,634,722	2.66%
Outstanding shares	4,582,495	3.34%	146,272,761	55.76%	150,855,256	37.75%
Total	137,269,188	100%	262,320,914	100%	399.590.102	100%

São Paulo, March 23, 2011.

Cristiane Barretto Sales
Investor Relations Officer
Vivo Participações S.A.

VIVO – Investor Relations
Phone: +55 11 7420-1172
Email: ri@vivo.com.br
Available informations: www.vivo.com.br/ri

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 24, 2011

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Cristiane Barretto Sales
Cristiane Barretto Sales Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.